

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

<u>Via E-mail</u>
Mr. Xianfu Zhu
Chairman and Chief Executive Officer
Zhongpin Inc.
21 Changshe Road, Changge City, Henan province
The People's Republic of China 461500

    Re: Zhongpin Inc.
            Schedule 13E-3
            Filed March 15, 2013
            File No. 005-81392
            Preliminary Proxy Statement on Schedule 14A
            Filed March 15, 2013
            File No. 001-33593

Dear Mr. Zhu:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Justin Dobbie

                    Justin Dobbie
                    Legal Branch Chief

cc: Gregory D. Puff
       Akin Gump Strauss Hauer & Feld LLP